January 25, 2011

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

OICco Acquisition III, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 3, 2010

File No. 333-168185

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of November 24, 2010.

Prospectus Cover Page, page 1

1.

Your cover page continues to state that the prospectus is dated September 20, 2010 subject to completion. Please update this disclosure as appropriate in future amendments.

Date updated.

Item 3. Summary Information and Risk Factors

The Company, page 5

2.

We note your response to prior comments 11 and 35 and the deletion of references to a lock-up agreement with your existing shareholder. However, based on the information you provided, we are unable to concur with the assertion in your response that such agreement is immaterial. We further note your disclosure on pages 5 and 20 indicating that “each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.” Accordingly, we reissue prior comments 11 and 35. If no agreement or understanding relating to the lock-up of Mr. Davis’s shares exists separate and apart from the terms of the escrow agreement, please advise.

No agreement or understanding relating to the lock-up of Mr. Davis’s shares exists separate and apart from the terms of the escrow agreement.

The Offering, page 6

3.

You state that “[t]he proceeds from any sale by the selling shareholders will also be held in escrow but will not count towards computation of the minimum offering” by the company. This disclosure appears to suggest that the shares held by the selling shareholder may be sold prior to the achievement of the minimum offering amount in the primary offering by the company, which is inconsistent with disclosure elsewhere in your filing that states that all 2,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares hold by the selling shareholder are sold. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted.

Revised to ensure that it is consistently disclosed that the sale by the selling shareholder may not be sold prior to the achievement of the minimum offering in the primary offering.

4.

It is unclear how your discretion to extend the offer “up to a maximum of an additional 180 days” as disclosed in the second paragraph on page 6 and elsewhere is consistent with your disclosure that you are limited to only one 180 day extension.

The “up to a maximum” has been deleted.

5.

The last sentence of the third paragraph of this section indicates that you intend to issue the shares within 90 days after the completion of the offering. Please provide us with a legal analysis explaining why you believe that it is consistent with the requirements of Rule 419 to issue the securities being registered in this offering up to 90 days following the completion of the offering.

The shares will be issued and placed into escrow within 5 day of clearance of subscription or purchase funds.

6.

We note your response to prior comment 13. However, your response and revised disclosure does not appear to address all of our previously stated concerns. While we note that the determination of whether the minimum offering has been met “will be made solely based on the records of the Insured Depository Institution,” it is still not clear who will make such determination. As previously requested, please clarify how and when this determination will be made. We would expect you to clarify that your sole officer and director will have no role in this. This comment also applies to your Plan of Distribution disclosure.

This determination will be made by United Western Bank, who is the escrow agent and an insured depository institution.

Summary Financial Information, page 7

7.

We note that your summary financial information includes statements of operations data for inception through September 30, 2010 and the three month period ended September 30, 2010 and balance sheet data as of September 30, 2010. We further note elsewhere in the filing that this information is unaudited. Therefore, please amend your disclosure on pages 7 and 8 to reflect that this information is unaudited.

Revised to reflect the unaudited nature of this data.

8.

We note that the total liabilities and stockholders’ equity balance presented in your balance sheet data on page 8 as of April 15, 2010 is $0. However, you reported total liabilities of $2,500 and total stockholders’ equity of $0. Please amend your filing to include a total stockholders’ equity balance that reflects the sum of total liabilities and total stockholders’ equity.

Revised for consistency.

Risk Factors

“Rule 419 limitations may limit business combinations,”.. page 8

9.

We note the following statement: “Any investor not making a decision within 45 days of the effectiveness of the post effective amendment [relating to a proposed business combination] will automatically receive a return of this investment funds.” Please revise to expressly describe the potential impact of the release of proceeds to the issuer upon completion of the offering and on the funds that can be returned to investors if acquisition agreement is not entered into or an acquisition agreement fails to obtain timely approval by 80% of the investors.

Revised to reflect that the issuer may removed up to 10% of the proceeds of the offering upon completion of the offering and thus investors will only receive a pro rata return of their investments.

“Mr. Davis may not pay all the expenses of the ..” page 9

10.

We note the foregoing risk factor which has been added in response to prior comment 47. We further note that you state that as a consequence of Mr. Davis not paying for the offering expenses, the offering may not be completed. Please advise us as to the basis of such conclusion. Please further enhance this risk factor to identify for investors the risk that if such expenses are not paid by either Mr. Davis, the company could be in worse financial condition than prior to the offering.

If the offering is not completed the business will cease to exist. At this point there are no offering expenses expected to be required to be paid prior to the conclusion of the offering thus the risk factor has been revised.

“Conflicts of Interest Officer and Director…” page 10

11.

Under separate subheadings, please address the distinct risks arising from potential conflicts of interest due to the concurrent service of your sole officer and director as an officer and director of other blank check companies (i) in connection with the marketing of securities of such companies, and (ii) in connection with the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements by such companies.

Subheadings created for marketing of securities and identification of candidates.

12.

We note the revisions you have made to his risk factor pursuant to prior comment 20. You have not however, revised the statement that your sole officer and director “may in the future participate in other business ventures which compete directly with the Company” to reflect that he appears to be engaged currently in other business ventures, such as the other blank check companies with which is his involved, that may compete directly with OICco Acquisition III. Revise your disclosure accordingly.

Revised to state that “our sole officer and director is and may in the future participate in.”.

13.

Please revise to explain what you mean by the statement that appears here and elsewhere in the filing, including on page 27, that “acquisition candidates will be selected based on their capitalization requirements.”

This statement has been deleted.

14.

We note that in response to prior comment 21, you deleted disclosure relating to the adoption by the company’s board of directors of a resolution that prohibits the company from completing a business combination with an entity in which management has an interest. Yet, such disclosure is still presented on page 25. We further note that on page 25, the company asserts that it is not aware of any circumstances under which this policy may be changed. Yet this assertion does not appear to consider the possibility that Mr. Davis, as the company’s sole director, could change such policy at his discretion. If true, please ensure that your disclosure is revised to reflect the foregoing. Please also advise if the company’s board of directors has subsequently adopted a resolution or otherwise taken action to eliminate the aforementioned policy. If not, we reissue prior comment 21 in its entirety and ask that you provide the previously requested disclosure.

Revised to reflect that Mr. Davis may change this policy at his discretion. This policy has not been revoked and the disclosure has been added.

“Reduction of percentage share ownership..”, page 11

15.

You indicate here that the company intends to pursue a business combination with a private entity. As noted in prior comment 18, such disclosure suggests that you intend to limit your search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific kind of firms. Please review your entire registration statement and revise to clarify this apparent inconsistency wherever appropriate.

Revised to clarify that the company will not restrict its search to any specific types of firms.

Subscriptions Irrevocable page 13

16.

You indicate here that investors’ funds may be held in escrow for up to a year. Yet, elsewhere you note that funds may be held in escrow until a merger is consummated, provided that, in accordance with Rule 419, funds shall be returned if a merger has not been consummated within eighteen months of the effective date of this registration statement. Please advise or revise your registration statement to clarify this apparent inconsistency.

Revised to clarify up to 18 months.

Item 4. Use of Proceeds, page 14

17.

Please reconcile your disclosure that you intend to use the proceeds for working capital purposes with your disclosure in the sixth risk factor that you intend to use proceeds to effect a business combination.

Revised to clarify that since the business plan of the company is to effect a business combination, use as working capital means that proceeds will be used to effect a business combination.

Item 6. Dilution, page 15

18.

Your response to prior comment 24 indicates that you revised your disclosure; however, we note that the decrease in investment to new shareholders as reported on page 15 is still $0.09775 and $0.0955 under the minimum and maximum offering scenarios, respectively. Therefore we re-issue our prior comment. Please tell us how you calculated these amounts considering the total offering price per share is $0.025 and the book value per share after the offering is $0.00225 and $0.0045 under the minimum and maximum offering scenarios, respectively. Additionally, describe how you calculated the $0.00225 book value per share after the offering under the minimum offering scenario given that there will be 9,000,000 shares outstanding.

Disclosure revised.

Item 8. Plan of Distribution, page 16

19.

You state here and elsewhere, including on page 6 and in the escrow agreement, that the net offering proceeds, “after deduction for offering expenses and sales commissions,” will be placed into the escrow account. You further disclose that Mr. Davis has agreed to pay the offering costs. Please specify the offering expenses and sales commissions that you intend to pay out of the net proceeds, and explain how payment of such expenses and commissions is consistent with Rule 419(b)(2)(i).

There are no offering expenses or sales commissions to be deducted thus the reference has been deleted.

20.

Please also tell us how the statement that you will place in escrow the net offering proceeds “after deduction for offering expenses and sales commissions” is consistent with the disclosure elsewhere in the registration and Section 3 of the escrow agreement indicating that if the minimum offering is not reached, all funds will be returned to investors without deduction of fees, and that the escrow agent’s fees will not be paid until after the offering is closed.

There are no offering expenses or sales commissions to be deducted thus the reference has been deleted.

21.

As noted in prior comment 26, your disclosure continues to state that Mr. Davis has “agreed to sell all of the shares of the new issue offering.” Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by the company, as opposed to the company’s selling agent for such shares. As previously requested, revise your disclosure accordingly and remove language suggesting that Mr. Davis has agreed to or will sell the company’s shares.

Revised to clarify that Mr. Davis is acting solely as a selling agent for the company in the sale of the company’s shares.

22.

You indicate that Mr. Davis has agreed not to sell his shares until the company’s shares are first sold, yet you later indicate that such agreement is unenforceable. Please advise how you reached that determination. With a view towards disclosure tell us the intention of the company regarding consents to transfers of Mr. Davis’s shares, in the event he seeks transfers before the company’s shares are sold. If there is a written agreement, please file it as an exhibit. Refer to Items 601(b)(1) and (10) of Regulation S-K.

Since this term has been added to the escrow agreement and Mr. Davis is a signer thereon, this is enforceable and thus the disclosure has been revised to reflect.

23.

We note your revisions responsive to prior comment 31. However, as previously requested, you do not appear to have specified the type of securities being offered, the “certain specified criteria” an acquisition must meet under Rule 419, and the “sufficient number of investors” required to reconfirm their investment prior to release of escrow funds. Please revise your disclosure accordingly.

Disclosure of the type of securities being offered, the “certain specified criteria” an acquisition must meet under Rule 419, and the “sufficient number of investors” required to reconfirm their investment has been added.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 20

24.

We note your disclosure indicating that Mr. Davis “has not been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities, or banking activities.” However, as highlighted in prior comment 44, we note that the Oregon administrative order entered against Mr. Davis in connection with his involvement with Caffe Diva Group, Ltd. appears to provide for (among other terms) a ten year prohibition against Mr. Davis from applying for an Oregon securities licenses, as well as denial of his use of certain exemptions under Oregon securities law until further order. See “In the Matter of: Caffe’ Diva Group, Ltd., Vista Consulting, new England International Surety, Ronald Davis, and Steve Bolen, Respondents,” No. A-02-005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec LEXIS 5, October 29, 2002. In light of the penalties provided for in the Oregon administrative order, revise the above-quoted language.

Revised to note that the administrative order appears to provide for (among other terms) a ten-year prohibition against Mr. Davis from applying for an Oregon securities license, as well as a denial of his use of certain exemptions under Oregon securities law until further order.

Market Price of and Dividends on the Issuer’s Common Stock

Market Price, page 21

25.

You indicate that “this prospectus is a step toward creating a public market for our stock, which may enhance the liquidity of our shares.” Yet, elsewhere in your registration statement you note that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock will be permitted until completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e). Please clarify you disclosure accordingly.

Revised to add “upon completion of a business combination” to the reference to creating a public market.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

26.

We note your response to prior comment 17, in which you confirm that audited financial statements of a target business will be required in all cases in post-effective amendments required to be filed by Rule 419(d) or (e). Please explain how the foregoing is consistent with the following statements in your Management’s Discussion and Analysis, addressing the timing of the filing of the post-effective amendment(s) and the consummation of the business combination:

•

“While the company will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available prior to the consummation of the merger/acquisition.”

•

“Further assurances must be provided that an audited statement would be provided within seventy-five days after closing of such a transaction.”

•

“[T]he Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.”

As requested in prior comment 17, provide us with a detailed explanation of how the company intends to comply in a timely manner with the requirements of Rule 419(d) and (e) if you do not intend to require audited financial statements of the target until after the business combination has been consummated.

The above referenced statements have been deleted as the company will be requiring audited financial statements prior to the reconfirmation proceeding.

General Business Plan, page 22

27.

You have revised your disclosure in response to prior comment 19 to state that the company intends to file a Form 8-A registration statement under Section 12(g) of the Exchange Act within five business days of the effectiveness of the pending Form S-1 registration statement. Yet, on page 30 you state that the company “will” file a Form 8-A. Please revise your registration statement to ensure that your disclosure states unequivocally that the company will file a Form 8-A.

Disclosure changed to “will file.”

Acquisition Opportunities, page 24

28.

In the second paragraph of this section, you describe restrictions on Mr. Davis’s ability to sell his shares in connection with a merger/acquisition. Please tell us where Mr. Davis has agreed not to sell his shares in a subsequent transaction for less than $0.025 per share. If a written or oral agreement exists regarding the foregoing, please file such agreement (or a brief description of any oral agreement) as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

This term is included in the amended escrow agreement attached as an exhibit to the S-1.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

General

29.

Please reorganize this section to provide clear, consistent and updated disclosure. Consider consolidating your disclosures with respect to each company discussed in the biographical information provided for Mr. Davis and the subsection entitled “Involvement with Reporting and Public Companies.” Ensure also that your disclosure in this section is consistent with the disclosure provided in the risk factor that begins “Conflicts of Interest…” on page 10. In this regard, we note the following as examples only of disclosures that should be revised:

•

The second full paragraph of this section discusses Mr. Davis’s involvement with Genesis Corporate Development in the present tense but then states that the company has been dissolved.

•

You state that Mr. Davis provides consulting services through Walker, Bannister & Dunn, LLC, that he is currently “acting in a limited advisory role” with St. Vincent Press, and that he “spends approximately 20% of his time towards the development of [the business of Bella Viaggio]” yet you indicate elsewhere that Mr. Davis’s current business activities relate solely to his involvement in blank check companies.

Reorganized and revised to eliminate inconsistencies and update disclosure on page 26.

30.

Your response to prior comment 41 does not appear responsive as disclosure on page 26 continues to reference June 30, 2010 as a measurement date. Accordingly, we reissue prior comment 41 in its entirety and ask that you update your disclosure accordingly.

Revised to “since June 30, 2010 has been.”

31.

You indicate that since leaving Caffe Diva, “Mr. Davis has been involved in the merger of seven companies and many reverse mergers.” Yet you do not appear to provide any information about such transactions, including Mr. Davis’s specific role therein. Please revise your disclosure accordingly.

Reverse Mergers and Blank Check Company Involvement by Management

Our founder is involved in a total of four Blank Check companies that have filed Form S-1 registration statements under Rule 419 with the Securities and Exchange Commission. All of the companies have been discussed in other parts of the registration statement of which this prospectus is a part. Here is a table that shows the status of each company in which Mr. Davis is involved:

Blank Check Companies

Name	SEC File Number	Type	File Date	File Status	Registration Status
OICco Acquisition II, Inc.	333-165686	S-1	3/25/2010	Review	S-1/A3
OICco Acquisition III, Inc.	333-168185	S-1	7/16/2010	Review	S-1/A1
OICco Acquisition IV, Inc.	333-165760	S-1	3/29/2010	Review	S-1/A3
Cheetah Holding Corp	333-168637	S-1	8/06/2010	Review	S-1/A1

Mr. Davis has been involved in one reverse merger each in which he acted as principal. That company is Bella Viaggio, Inc. In addition, Mr. Davis assisted in a consulting capacity in two additional mergers. In each of these transactions, Mr. Davis received no cash fee, but did retain stock he acquired on the initial offering. Below is a table showing these mergers:

Recent Reverse Mergers

Name	SEC File Number	Type	File Date	File Status	Registration Status	Date of Acquisition	Acquisition Status	Name of Target	Current Business Activity	Benefits Derived By Davis or Brigham	Trading Status
Corporate Outfitters	333-144973	SB-2	7/31/2010	Current	Current	11/03/2008	Complete	Liberty Capital	Gambling Train	Retained 153,000 Shares	OTC BB; $0.30
Gold Point Resources	333-148036	SB-2	12/13/2007	Current	Current	06/13/2009	Complete	Island Breeze	Gambling Ships	Retained 107,000 Shares	OTC BB $0.51
Rhino Productions	333-149025	SB-2	02/01/2008	Current	Current	12/09/2009	Complete	Vast Glory Holdings Limited	N/A	$143,800 Cash Retained 100,000 Shares	OTC BB $0.10
Bella Viaggio	33-146735	SB-2	07/16/2007	Current	Current	04/28/2010	Complete	Kat Exploration, Inc.	Gold Copper Mining	$203.000	OTC BB $0.40

32.

You indicate that Mr. Davis is both a controlling shareholder and minority shareholder of Rangeford Resources, Inc. Please revise your disclosure to address this apparent discrepancy. Also, the Form 10-K for the year ended March 31, 2010 filed by Rangeford Resources on July 16, 2010 appears to indicate that Mr. Davis is currently an officer of such company. Accordingly, please provide the requisite disclosure regarding Mr. Davis’s business experience and employment with Rangeford, as required by Item 401(e)(1) of Regulation S-K.

Ronald Davis controls 34% of Rangeford Resources. That makes him a major shareholder as well as a control person, but not the majority shareholder at this time.

33.

Please describe the status of Mr. Davis’s involvement with Shearson Financial Network, Inc. (f.k.a BlueStar Coffee, Inc.) If Mr. Davis’s relationship with that entity terminated, please update your disclosure accordingly.

Mr. Davis was never involved with Shearson. When Mr. Davis sold his controlling interest in BlueStar Coffee in 2001, that was the extent of his involvement. Mr. Davis resigned from BlueStar and at no time was Mr. Davis involved with the company going forward.

34.

We note that your disclosure on page 27 indicates that Mr. Davis is involved with a blank check company called Cheetah Holding Corp., in addition to other blank check companies with which he is involved. We note further that Cheetah Holding Corp. has a pending registration statement on Form S-1 (file no. 333-168637) relating to an offering of securities pursuant to Rule 419. Please expand your “Conflicts of Interest” discussion to address specifically Mr. Davis’s involvement in Cheetah Holding Corp. and any material conflicts of interest relating to the registrant that may arise from such involvement. State the priority and preference Cheetah Holding Corp. has vis-à-vis OICco Acquisition III with respect to the marketing of securities and the presentation of business opportunities. Please also provide appropriate risk factor disclosure; for example, expand the conflicts of interest risk factor on page 10 to address specifically Mr. Davis’s involvement in Cheetah Holding Corp.

The Conflicts of Interest section has been revised to include Cheetah in both the location of merger candidates and sale of securities conflicts section. It is the intent of Ron Davis to present all available 419 entities to each prospective purchaser and let such purchaser decide which it prefers.

35.

You must be able to support on a reasonable basis all assertions made in the registration statement. In this regard, please remove from your filing, or provide supplemental support for, the following statements made in this risk factor and elsewhere:

•

“[If Mr. Davis’s] friends, relatives and business associates are offered the opportunity to buy shares, they will do so.”

•

Also, due to relative small size of the dollar offerings, usually no more than forty or fifty individuals or entities will be required to close an offering.”

References deleted.

36.

You disclose that each of the blank check companies with which Mr. Davis is affiliated has “passed a resolution under Delaware Section 122(17) which permits a corporation to ‘renounce.. any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.’” Please describe specifically the business opportunities or classes of business opportunities that each of Mr. Davis’s blank check companies has renounced pursuant to such resolutions. Explain the relationship between such waivers and the doctrine of corporate opportunities under Delaware law as it relates to the discharge of the duties owed by your sole officer and director to OICco Acquisition III.

Disclosure has been added that: “The entities have renounced all interest in all business opportunities and classes of business opportunities. Such waiver means that Mr. Davis has no duty to present or engage in any opportunity with OICco III over any other business entity.”

Legal, page 28

37.

We note your lengthy and verbatim recitation of text from the Oregon order. Please revise such disclosure to avoid long and complicated summaries replete with legal terminology and provide instead a clear and concise summary of the material terms of the order in an understandable manner to conform with the requirements of Rule 421(b) of the Securities Act of 1933.

Revised for clarification.

38.

We note your revised disclosure in response to prior comment 43. However, the specific nature of Mr. Davis’s involvement in the events that led up to the Oregon investigation and order, including the issuance of the promissory notes, is not clear. Please enhance your disclosure to succinctly address the foregoing. We would expect such enhanced disclosure to also address the terms of the “deal” that Mr. Davis was offered.

This all transpired from 1998 to 1999. As CEO, Mr. Davis was in a high growth mode with Caffe Diva and was in the process of consolidating the industry and opening new locations at a very rapid rate. Mr. Davis contracted with Tunstall Financial in Tampa Florida to craft a professional business plan to prepare the company entre into Venture Capital funds and professional investment funds. The process for creating the BP took longer than anticipated and we were in need of additional funding to continue acquisitions and new store openings. Mr. Tunstall’s recommendation was that we find some short term funding in order to bridge to the equity raise from funds.

Previously, Mr. Davis was contacted by Mr. Steve Bolen. He explained a “commercial paper” type exemption available and that he had a network of licensed insurance advisors who could raise the money Mr. Davis needed to implement and maintain growth while Mr. Davis worked with VC funds to provide the necessary equity needed to strength the balance sheet to foster further growth. Mr. Davis contacted his attorney (Can’t recall his name) who agreed to provide me an opinion and comfort letter regarding the legality of the exemption. Monies were raised and the company proceeded to implement its business plan.

Market conditions changed and VC’s attitude toward retail fell out of favor. As a result, Caffe was unsuccessful in raising adequate capital to pay off all the short term notes. As part of the fees paid for the funding was an insurance policy which guaranteed the repayment of the notes in the event of default. Caffe Dive did not default, but in a preemptive move contacted the insurance company that without additional equity, we were in danger of default. As a result, we negotiated a deal with the insurance company where they would, in exchange for a 40% stake in the company and a board seat pay all of the note holders in full. After the legal work was finished and shares issued to the insurance company, the insurance company decided to try to negotiate with the note holders a discount settlement with the note holders. This was unknown to Mr. Davis and resulted inconsiderable irritation on the part of some of the note holders. Though most of the note holders were made whole with the payment of principle and interest to note holders as they matured, the notes that were part of the negotiated settlement with the insurance company, the state of Oregon had no option to open an investigation due to the level of rancor directed toward the tactics of the insurance company.

Mr. Davis believes the State of Oregon’s fine for Mr. Davis and the barring of Mr. Davis doing securities work in Oregon was misguided. The action should have been directed against the insurance company, However, by the time the state got around to rendering a decision, the insurance company’s primary shareholder was dead and had withdrawn from the U.S. market and Mr. Davis was no longer involved with Caffe Diva. Mr. Davis agreed to the settlement with Oregon and set about educating himself about the securities laws and have subsequently transacted as a consultant or, in most cases, acting as a principal, several mergers.

Mr. Davis’s one serious error was that he did not do sufficient due diligence on Mr. Bolen. However, Mr. Davis was the CEO at the time all of this happened and there is no excuse for the very unfavorable outcome.

39.

You state that as a consequence of the Oregon order, Mr. Davis was banned from “engaging in the securities business in Oregon for ten years.” Yet, such disclosure does not appear entirely consistent with the language of the order. Specifically, we note that the administrative order appears to provide for (among other terms) a ten year prohibition against Mr. Davis from applying for an Oregon securities license, as well as a denial of his use of certain exemptions under Oregon securities law until further order. Please revise your disclosure to address this apparent discrepancy.

Revised to note that the administrative order provides for (among other terms) a ten-year prohibition against Mr. Davis from applying for an Oregon securities license, as well as a denial of his use of certain exemptions under Oregon securities law until further order. This has been added both in Legal Proceeds on page 18 and Legal on page 27.

Audited Financial Statements for the Period Ended April 15, 2010

Notes to Audited Financial Statements page F-7

40.

We note that the footnotes to your audited financial statements as of April 15, 2010 and for the period from March 31, 2010 to April 15, 2010 are labeled as “unaudited.” Additionally, the headings to your footnotes refers to the financial statements for the “Inception Period of March 31, 2010 to September 30, 2010.” Please revise the heading to the footnotes in your audited financial statements on pages F-7 through F-10 to indicate that they are audited and that they cover a time period that is consistent with your audited financial statements.

Footnote headings revised.

Unaudited Financial Statements for the Period from Inception on March 31, 2010 to September 30, 2010

Unaudited Statement of Changes in Stockholder’s (Deficit) Equity, page F-13

41.

We note that your Statement of Changes in Stockholders’ (Deficit) Equity reflects a total stockholders’ (deficit) equity balance of ($5,188) versus $0 as reported on your Balance Sheet as of September 30, 2010. Please revise the “Total” column in your Statement of Changes in Stockholders’ (Deficit) Equity to present a balance as of September 30, 2010 that agrees with the amount on your Balance Sheet as of September 30, 2010.

Revised for consistency.

Notes to Unaudited Financial Statements, page F-15

42.

We note that the footnotes to your unaudited financial statements as of September 30, 2010 and for the period from March 31, 2010 to September 2010 are not labeled as “unaudited.” Additionally, the heading to your footnotes refers to the financial statements for the “Inception Period of March 31, 2010 to April 15, 2010.” Please revise the heading to the footnotes in your unaudited financial statements on pages F-15 through F-18 to indicate that they are unaudited and that they cover a time period that is consistent with your unaudited financial statements.

Revised to label as unaudited. Heading revised to show Sept. 30, 2010.

Note A—Summary of Significant Accounting Policies, page F-15

43.

We note on page 9 and elsewhere throughout the filing that Mr. Davis has agreed to pay all of the expenses of this offering; however, there is no agreement to his effect. Please tell us whether you are obligated to repay Mr. Davis for such offering expenses with cash and/or shares of the company and update your disclosure accordingly.

Disclosure that the company is not obligated to repay Mr. Davis for such offering expenses with either cash or shares has been added.

Exhibit 5.1

44.

We note the revisions made to counsel’s opinion in response to prior comment 49. We further note that counsel’s opinion provides that the shares being registered by the company “will be validly issued, fully paid and non-assessable upon the occurrence of the conditions described in the opinion.” However, it does not appear as though such conditions are described in the opinion. Please have counsel revise the opinion to describe the foregoing conditions on which such opinion is premised.

Revised.

Exhibit 23.1

45.

Please amend your filing to include a revised consent which clearly states whether your auditors consent to the inclusion of their report dated June 24, 2010 in the registration statement with respect to the balance sheet as of April 15, 2010 and the related statements of operations, stockholders’ (deficit) equity and cash flows for the period from inception on March 31, 2010 through April 15, 2010. Ensure that the consent refers to the current date of the amended registration statement.

Revised Consent included.

Exhibit 99b

46.

We note your response to prior comment 52, including your representation that Synovus Bank is an FDIC insured institution. However, no insured depositary institution is a party to the escrow agreement. Accordingly, it is unclear how you concluded that the escrow agreement complies with the requirements of Rule 419(b)(1). Please file a new escrow agreement to which an insured depositary institution is a party and acting as the escrow agent. Refer to SEC Releases No. 33-6891 and 33-6932.

Revised Escrow Agreement with United Western Bank as a party and as escrow agent is attached.

47.

Please describe the instructions, if any, that you have given or plan to give the escrow agent and to you transfer agent with respect to transfer requests by the selling shareholder. In this regard, we note that your Plan of Distribution disclosure states that none of the 8,000,000 shares held by Mr. Davis will be sold until all shares being offered for sale by the company are sold and that the securities being offered by Mr. Davis, like those being offered by the company, will not be released from escrow to purchasers until an acquisition meeting the requirements of Rule 419 has been consummated and a sufficient number of investors have reconfirmed their investment in accordance with Rule 419.

Mr. Davis must wait to sell his shares until the minimum offering is reached. The registration statement has been revised for consistency. Since Mr. Davis is not placing any shares into the escrow until they have been sold and issued in the purchasers name this is consistent with the escrow agreement which indicates that no shares will be released from escrow until the business acquisition is consummated.

Revised Escrow Agreement Attached.

48.

We note that the escrow agreement provides that all securities issued in connection with the offering, including the shares owned by Mr. Davis , will be deposited directly into the escrow account promptly upon issuance. As the shares held by Mr. Davis are already outstanding, please advise when such share will be deposited and, if appropriate, revise the escrow agreement accordingly. If there is a separate agreement with Mr. Davis regarding the deposit of his securities and any proceeds from the sale of the securities in escrow, please file the agreement as an exhibit to the registration statement.

Mr. Davis is not placing any shares into the escrow until they have been sold and issued in the purchasers name this is consistent with the escrow agreement which indicates that no shares will be released from escrow until the business acquisition is consummated. Revised Escrow Agreement attached.

49.

Section 2 of the escrow agreement provides for the terms of release of deposited securities and deposited funds. However, such text appears to imply that investors will only be entitled to return of deposited securities, rather than deposited funds in the event that the minimum offering is not completed or the acquisition is not timely and properly consummated pursuant to Rule 419. Please revise the escrow agreement to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

Revised to clarify both funds and securities will be returned other than up to 10% of the funds released pursuant to 419.

50.

The first paragraph of Section 2 of the escrow agreement provides that the deposited funds and securities will only be released to the company and the investors following the consummation of an acquisition. However, Section 2(vi) of the escrow agreement and disclosure in your registration statement indicates that 10% of the deposited funds may be released earlier. Please advise and revise your disclosure to address this inconsistency.

Revised to disclose the possible release of up to 10% of the funds. Revised for consistency to indicate that these funds may be release as soon as the minimum offering is completed.

51.

As noted above, Section 2(vi) of the escrow agreement indicates that up to ten percent of the proceeds deposited into the escrow fund may be released to the company “as those proceeds are deposited.” Yet, disclosure in your registration statement indicates that such release shall not be permitted until the minimum offering is reached. Please advise and revise your disclosure to address this inconsistency.

Revised to indicate that up to ten percent of the proceeds may be released upon the closing of the offering.

52.

The escrow agreement makes several references to an acquisition “meeting certain prescribed criteria” and “a reconfirmation offering which included certain prescribed terms.” Yet, such specific criteria and terms do not appear to be described in the escrow agreement. Please revise the agreement accordingly to provide clear and concise disclosure regarding the meaning of these references.

Revised to set for the prescribed conditions.

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President